TATA

07025390

0 82-03233

3rd July 2007
BP/AD-M1/227

Bombay Stock Exchange Ltd.
Corporate Relationship Department
Rotunda Building, First Floor
New Trading Ring, P J Towers
Dalal Street
Mumbai 400 001

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 26th July 2007 to *inter alia* consider and take on record the audited financial results for the quarter ended 30th June 2007.

Yours faithfully,
For The Tata Power Co. Ltd.

Vice-President & Company Secretary

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

cc : Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dw 7/20

END

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801